02029327

RECEIVED
APR - 2 2002
365

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 **Commission file number 1-3157**

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

INTERNATIONAL PAPER COMPANY
CHAMPION INTERNATIONAL CORPORATION
NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)

International Paper Company
Champion International Corporation
Nonqualified Supplemental Savings Plan

Financial Statements
As of December 31, 2001 and 2000
Together With Auditors' Report

INTERNATIONAL PAPER COMPANY
CHAMPION INTERNATIONAL CORPORATION
NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN

Table of Contents

	Page(s)
Report of Independent Public Accountants	1
Statements of Net Assets Available for Benefits As of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2001, 2000 and 1999	3
Statements of Accumulated Plan Benefits As of December 31, 2001 and 2000	4
Statements of Changes in Accumulated Plan Benefits For the Years Ended December 31, 2001, 2000 and 1999	5
Notes to Financial Statements	6-7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Champion International Corporation
Nonqualified Supplemental Savings Plan:

We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the **CHAMPION INTERNATIONAL CORPORATION NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN** (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2001 and 2000, and the changes in its financial status for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Memphis, Tennessee,
March 18, 2002.

INTERNATIONAL PAPER COMPANY
CHAMPION INTERNATIONAL CORPORATION
NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Receivable from International Paper Company (Note 1)	**$5,858,481**	$9,530,508
Net assets available for benefits	**$5,858,481**	$9,530,508

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
CHAMPION INTERNATIONAL CORPORATION
NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Compensation deferrals (Note 1):			
Participant	**$ 308,929**	$ 1,834,064	$ 1,279,580
Company-			
Matching deferral	**123,314**	333,738	291,676
Phantom investment (loss) earnings deferral	**(329,624)**	532,445	2,273,262
	(206,310)	866,183	2,564,938
Total deferrals	**102,619**	2,700,247	3,844,518
Benefits paid (Note 1):			
Participant deferral and earnings thereon	**(2,907,560)**	(4,318,510)	(961,039)
Company deferral and earnings thereon	**(867,086)**	(1,245,540)	(311,839)
Total benefits paid	**(3,774,646)**	(5,564,050)	(1,272,878)
Net (decrease) increase before transfer of bonus deferral liability to MID Plan	**(3,672,027)**	(2,863,803)	2,571,640
Transfer of bonus deferral liability to MID Plan (Note 1)	**-**	-	(2,445,960)
Net assets available for benefits, beginning of year	**$ 9,530,508**	$12,394,311	$12,268,631
Net assets available for benefits, end of year	**$ 5,858,481**	$ 9,530,508	$12,394,311

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
CHAMPION INTERNATIONAL CORPORATION
NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN

STATEMENTS OF ACCUMULATED PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
Present value of accumulated plan benefits:		
Vested benefits -		
Vested benefits of participants currently receiving payments	**$2,217,673**	$7,581,257
Other vested benefits	**3,630,542**	1,941,273
	5,848,215	9,522,530
Nonvested benefits	**10,266**	7,978
Total present value of accumulated plan benefits	**$5,858,481**	$9,530,508

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
CHAMPION INTERNATIONAL CORPORATION
NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN

STATEMENTS OF CHANGES IN ACCUMULATED PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Present value of accumulated plan benefits, beginning of year	**$ 9,530,508**	$12,394,311	$12,268,631
Increase (decrease) during the year attributable to:			
Benefits accumulated through (Note 1)-			
Participant compensation deferrals	**308,929**	1,834,064	1,279,580
Company matching deferral	**123,314**	333,738	291,676
Phantom investment (loss) earnings deferral	**(329,624)**	532,445	2,273,262
	102,619	2,700,247	3,844,518
Benefits paid	**(3,774,646)**	(5,564,050)	(1,272,878)
Net (decrease) increase before transfer of bonus deferral liability to MID Plan	**(3,672,027)**	(2,863,803)	2,571,640
Transfer of bonus deferral liability to MID Plan (Note 1)	-	-	(2,445,960)
Present value of accumulated plan benefits, end of year	**$ 5,858,481**	$ 9,530,508	$12,394,311

The accompanying notes to financial statements are an integral part of these statements.

INTERNATIONAL PAPER COMPANY
CHAMPION INTERNATIONAL CORPORATION
NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION

The following description of the Champion International Corporation Nonqualified Supplemental Savings Plan (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions. On June 20, 2000, International Paper Company acquired Champion International Corporation (Champion). Under the terms of the agreement, Champion shareholders received $50 in cash per share and $25 worth of International Paper common stock for each Champion share. For purposes of these financial statements, references to "the Company" relate to Champion prior to the purchase agreement and International Paper thereafter.

The Plan, which became effective on August 1, 1994, is an unfunded deferred compensation arrangement established for the purpose of providing supplemental retirement savings primarily for a select group of management or highly compensated employees of Champion. As an unfunded plan, no assets of Champion or, subsequently, International Paper have been segregated to pay the amounts due to participants under the Plan. The Plan was administered by Champion through June 20, 2000, and by International Paper thereafter. Certain expenses of the Plan are paid by the Company and are not included in the accompanying financial statements. JP Morgan/American Century Retirement Plan Services performs certain administrative and record-keeping functions of the Plan.

Among other things, the Plan provides that eligible participants may elect to defer a percentage of their compensation (as defined in the Plan) that is in excess of the Internal Revenue Code Section 401 (a) (17) limitation. The Company will match participant deferrals in an amount equal to fifty percent of the first six percent of the participant's compensation deferred. In addition, each participant must elect to have the amounts deferred treated as if they were invested in one or more of the investment options offered by the Champion International Corporation Savings Plan #077 (Plan #077). The Company matching deferral component of the participant's deferred compensation account is credited with earnings or losses as if the matching deferral had been invested in the Company Stock Fund of Plan #077 (i.e., generally fully invested in the common stock of Champion or, subsequent to the acquisition, International Paper). Although the Plan itself has no investment assets, participant deferred compensation accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments for the period.

Effective June 20, 2000, in connection with the acquisition, all participant balances invested in the phantom Company Stock Fund, including the matching deferral, were treated as follows:

(1) one-third of each Champion phantom share was converted into the number of International Paper phantom shares in an amount equivalent to the Champion purchase consideration on a per-share basis; and

(2) two-thirds of each Champion phantom share was converted into $50 phantom cash available to be transferred into other phantom investments at the election of the participant.

1. PLAN DESCRIPTION (Continued)

Effective March 1, 1996, the Plan was amended to permit deferral of all or any part of a participant's Management Incentive Award, provided certain conditions were met. Effective January 1, 1998, the Plan was amended and restated, and the ability to defer all or any part of a participant's Management Incentive Award under the Plan was terminated. Effective July 1, 1999, the portion of the participants' account balances related to deferred Management Incentive Awards totaling $2,445,960 was transferred to the Management Incentive Deferral (MID) Plan.

Participants are immediately vested in the participant deferral, as adjusted for the earnings and losses previously discussed. Participants vest in the matching deferral, as adjusted for any earnings or losses, based upon years of service. A participant is 100% vested after five years of credited service. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or in up to ten annual cash installments.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting--The Plan uses the accrual basis of accounting.

(b) Payment of Benefits--Benefits are recorded when paid.

(c) Present Value of Accumulated Plan Benefits--Accumulated plan benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the estimated fair value of the participants' deferred compensation account balances (i.e., compensation deferred plus Company matching deferral plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

(d) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

3. PRIORITIES UPON TERMINATION OF THE PLAN

Upon termination of the Plan, participants become fully vested in their individual deferred compensation accounts. As an unfunded plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan. The Plan is not eligible for Pension Benefit Guaranty Corporation coverage.

4. TAX STATUS

The Plan is an "employee benefit plan" under Section 3 (3) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, but is exempt from many of the provisions of ERISA. The Plan is not a qualified plan under Section 401 (a) of the Internal Revenue Code of 1986, as amended. The Plan is subject to federal income taxes; however, the unfunded nature of the Plan generally precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred, and earnings credited thereon, are not considered taxable income to participants until distributed.

5. SUBSEQUENT EVENT

Effective March 31, 2002, the Plan will be merged into the International Paper Company Unfunded Savings Plan. Effective April 1, 2002, the International Paper Company Unfunded Savings Plan will be amended and restated to incorporate new plan design features and will be renamed the International Paper Company Deferred Compensation Savings Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY

Champion International Corporation
Nonqualified Supplemental Savings Plan

By: Carol Samalin

Carol Samalin
Assistant Secretary

Dated: March 29, 2002
Purchase, New York

Exhibit 23

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our reports dated March 18, 2002 on the Champion International Corporation Nonqualified Supplemental Savings Plan, the Champion International Corporation Management Incentive Deferral Plan, The Executive Retirement Plan for Employees of Weldwood of Canada Limited and the Weldwood of Canada Limited Employee Phantom Share Plan included in this Form 11-K, into Champion International Corporation's previously filed Registration Statement on Form S-8 (Registration No. 333-34069) and International Paper Company's previously filed Registration Statement on Form S-8 (Registration No. 333-37390).

Memphis, TN,
March 29, 2002.

Exhibit 99

Securities and Exchange Commission
Washington, DC

Arthur Andersen LLP has represented to International Paper Company that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

INTERNATIONAL PAPER COMPANY

Champion International Corporation
Nonqualified Supplemental Savings Plan

By: Carol Samalin
Carol Samalin
Assistant Secretary

From time to time, there may exist a surplus of natural gas or oil supplies, the effect of which may be to reduce the amount of hydrocarbons that the Partnerships may produce and sell while such oversupply exists. In recent years, initial steps have been taken to provide additional gas transportation lines from Canada to the United States. If additional Canadian gas is brought to the United States market, it could create downward pressure on United States gas prices.

Regulations

Environmental Regulation

The federal government and various state and local governments have adopted laws and regulations regarding the control of contamination of the environment. These laws and regulations may require the acquisition of a permit by Operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas or where pollution arises and impose substantial liabilities for pollution resulting from operations, particularly operations near or in onshore and offshore waters or on submerged lands. These laws and regulations may also increase the costs of routine drilling and operation of wells. Because these laws and regulations change frequently, the costs to the Partnership of compliance with existing and future environmental regulations cannot be predicted. However, the Managing Partner does not believe that the Partnership is affected in a significantly different manner by these regulations than are its competitors in the oil and gas industry.

Federal Regulation of Natural Gas

The transportation and sale of natural gas in interstate commerce is heavily regulated by agencies of the federal government. The following discussion is intended only as a summary of the principal statutes, regulations and orders that may affect the production and sale of natural gas from Partnership Properties. This summary should not be relied upon as a complete review of applicable natural gas regulatory provisions.

FERC Orders

Several major regulatory changes have been implemented by the Federal Energy Regulatory Commission ("FERC") from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry that remain subject to the FERC's jurisdiction. In April 1992, the FERC issued Order No. 636 pertaining to pipeline restructuring. This rule requires interstate pipelines to unbundle transportation and sales services by separately stating the price of each service and by providing customers only the particular service desired, without regard to the source for purchase of the gas. The rule also requires pipelines to (i) provide nondiscriminatory "no-notice" service allowing firm commitment shippers to receive delivery of gas on demand up to certain limits without penalties, (ii) establish a basis for release and reallocation of firm upstream pipeline capacity and (iii) provide non-discriminatory access to capacity by firm transportation shippers on a downstream pipeline. The rule requires interstate pipelines to use a straight fixed variable rate design. The rule imposes these same requirements upon storage facilities.

FERC Order No. 500 affects the transportation and marketability of natural gas. Traditionally, natural gas has been sold by producers to pipeline companies, which then resold the gas to end-users. FERC Order No. 500 alters this market structure by requiring interstate pipelines that transport gas for others to provide transportation service to producers, distributors and all other shippers of natural gas on a nondiscriminatory, "first-come, first-served" basis ("open access transportation"), so that producers and other shippers can sell natural gas directly to end-users. FERC Order No. 500 contains additional provisions intended to promote greater competition in natural gas markets.

It is not anticipated that the marketability of and price obtainable for natural gas production from Partnership Properties will be significantly affected by FERC Order No. 500. Gas produced from Partnership Properties normally will be sold to intermediaries who have entered into transportation arrangements with pipeline companies. These intermediaries will accumulate gas purchased from a number of producers and sell the gas to end-users through open access pipeline transportation.

State Regulations

Production of any oil and gas from Partnership Properties will be affected to some degree by state regulations. Many states in which the Partnership will operate have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes, and the regulations promulgated in connection therewith, are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. Certain state regulatory authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.

Federal Leases

Some of the Partnership's properties are located on federal oil and gas leases administered by various federal agencies, including the Bureau of Land Management. Various regulations and orders affect the terms of leases, exploration and development plans, methods of operation and related matters.

Employees

The Partnership has no employees. Swift, however, has a staff of geologists, geophysicists, petroleum engineers, landmen, and accounting personnel who administer the operations of Swift and the Partnership. As of December 31, 2001, Swift had 197 employees. Swift's administrative and overhead expenses attributable to the Partnership's operations are borne by the Partnership.

Item 2. Nonoperating Interests in Properties

As of December 31, 2001, the Partnership has acquired nonoperating interests in producing oil and gas properties which are generally described below.

Principal Oil and Gas Producing Properties

The most valuable field in the Partnership, based upon year-end engineering estimates of discounted future net revenues using constant pricing and costs, is described below.

1. 100% of the total value is from the Giddings Field in Fayette and Burleson Counties, Texas (Bill Fenn and Mission acquisitions). The wells produce from the Austin Chalk and Edwards horizons.

Title to Properties

Title to substantially all significant producing properties in which the Partnership owns nonoperating interests has been examined. In addition to the nonoperating interests owned by the Partnership, the properties are subject to royalty, overriding royalty and other interests customary in the industry. The Managing General Partner does not believe any of these burdens materially detract from the value of the properties or will materially detract from the value of the properties or materially interfere with their use in the operation of the business of the Partnership.

Production and Sales Price

The following table summarizes the sales volumes of the Partnership's net oil and gas production expressed in MCFs. Equivalent MCFs are obtained by converting oil to gas on the basis of their relative energy content; one barrel equals 6,000 cubic feet of gas. Average Net Nonoperating Interest Price per Equivalent MCF is determined by dividing the related oil and gas revenue from nonoperating interests by the equivalent MCF's produced.

	Net Production		
	For the Years Ended December 31,		
	2001	**2000**	**1999**
Net Volumes (Equivalent MCFs)	106,380	132,003	147,778
Average Net Nonoperating Interest Price per Equivalent MCF	$2.89	$3.15	$1.42

Net Proved Oil and Gas Reserves

Presented below are the estimates of the Partnership's proved reserves as of December 31, 2001, 2000 and 1999. The Partnership does not itself own a direct interest in proved reserves. The proved reserve estimates shown below represent an estimate of the proved reserves owned by the Operating Partnership equal to the percentage net profits interest conveyed to the Partnership by the Operating Partnership. All of the Partnership's nonoperating interests in proved reserves are located in the United States.

	December 31,					
	2001		2000		1999	
	Oil	Natural Gas	Oil	Natural Gas	Oil	Natural Gas
	(BBLS)	(MMCF)	(BBLS)	(MMCF)	(BBLS)	(MMCF)
Proved developed reserves at end of year	2,002	86	9,335	931	10,145	913
Proved reserves						
Balance at beginning of year	10,524	1,065	11,333	1,048	14,412	1,122
Extensions, discoveries and other additions	--	--	--	--	--	--
Revisions of previous estimates	401	82	2,256	188	(825)	60
Sales of minerals in place	(7,705)	(962)	(775)	(53)	(2)	--
Production	(1,218)	(99)	(2,290)	(118)	(2,252)	(134)
Balance at end of year	2,002	86	10,524	1,065	11,333	1,048

Revisions of previous quantity estimates are related to upward or downward variations based on current engineering information for production rates, volumetrics and reservoir pressure. Additionally, changes in quantity estimates are the result of the increase or decrease in crude oil and natural gas prices at each year end which have the effect of adding or reducing proved reserves on marginal properties due to economic limitations.

The following table summarizes by acquisition the Registrant's proved reserves equal to the percentage net profits interests conveyed by the Operating Partnership and its nonoperating interests in gross and net producing oil and gas wells as of December 31, 2001:

Reserves
December 31, 2001

Acquisition	State(s)	Oil (BBLS)	Natural Gas (MMCF)	Wells Gross	Wells Net
Bill Fenn, et al	TX	1,907	86	32	2.628
Mission III	TX	95	--	6	0.077
		2,002	86	38	2.705

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production, timing and plan of development. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ from those above, which were prepared by the Managing General Partner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate, and, as a general rule, reserve estimates based upon volumetric analysis are inherently less reliable than those based on lengthy production history. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. Due to its ongoing liquidation process, the Partnership has a relatively small amount of proved reserves remaining as compared to prior years. Because of this small amount and to save the Partnership the expense, the Managing General Partner did not obtain an independent petroleum consulting firm's audit of these estimated proved reserves as of December 31, 2001.

In estimating the oil and natural gas reserves, the Registrant, in accordance with criteria prescribed by the Securities and Exchange Commission, has used prices received as of December 31, 2001 without escalation, except in those instances where fixed and determinable gas price escalations are covered by contracts, limited to the price the Partnership reasonably expects to receive. The Registrant does not believe that any favorable or adverse event causing a significant change in the estimated quantity of proved reserves has occurred between December 31, 2001 and the date of this report.

Future prices received for the sale of the Partnership's products may be higher or lower than the prices used in the evaluation described above; the operating costs relating to such production may also increase or decrease from existing levels. The estimates presented above are in accordance with rules adopted by the Securities and Exchange Commission.

Item 3. Legal Proceedings

The Partnership is not aware of any material pending legal proceedings to which it is a party or of which any of its property is the subject.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of limited partners during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market Price of and Distributions on the Registrant's Units and Related Limited Partner Matters

Market Information

Units in the Partnership were initially sold at a price of $100 per Unit. Units are not traded on any exchange and there is no established public trading market for the Units. Swift is aware of negotiated transfers of Units between unrelated parties; however, these transfers have been limited and sporadic. Due to the nature of these transactions, Swift has no verifiable information regarding prices at which Units have been transferred.

Holders

As of December 31, 2001, there were 438 Limited Partners holding Units in the Partnership.

Distributions

The Partnership generally makes distributions to Limited Partners on a quarterly basis, subject to the restrictions set forth in the Limited Partnership Agreement. In the fiscal years ended December 31, 2000 and 2001, the Partnership distributed a total of $459,200 and $306,700, respectively, to the holders of its Units. Cash distributions constitute net proceeds from sale of oil and gas production after payment of lease operating expenses and other partnership expenses. Some or all of such amounts or any proceeds from the sale of partnership properties could be deemed to constitute a return of investors' capital.

Oil and gas investments involve a high risk of loss, and no assurance can be given that any particular level of distributions to holders of Units can be achieved or maintained. Although it is anticipated that quarterly distributions will continue to be made until the Partnership sells all of its oil and gas properties and liquidates, the Partnership's ability to make distributions could be diminished by any event adversely affecting the oil and gas properties in which the Partnership owns interests or the amount of revenues received by the Partnership therefrom.

For information regarding liquidating distributions, reference is made to Item 7. "Liquidity and Capital Resources" section.

Item 6. Selected Financial Data

The following selected financial data, prepared in accordance with generally accepted accounting principles as of December 31, 2001, 2000, 1999, 1998, and 1997, should be read in conjunction with the financial statements included in Item 8. Effective May 1, 2000, the Partnership changed its basis of accounting from the historical cost basis to the liquidation basis. The Partnership's results from its oil and gas operations are presented on a combined basis for the 2000 periods prior to and subsequent to the adoption of the liquidation basis of accounting.

	2001	2000	1999	1998	1997
Revenues	$ 323,811	$ 446,468	$ 247,908	$ 302,096	$ 577,136
Income (Loss)	$ 237,594	$ 333,873	$ 61,234	$ 94,914	$ 293,473
Total Assets			$ 1,010,681	$ 1,156,911	$ 1,469,780
Cash Distributions	$ 356,076	$ 522,377	$ 210,183	$ 409,961	$ 442,232
Long Term Obligations			$ --	$ --	$ --
Limited Partners' Net Income (Loss) Per Unit	$ 4.69	$ 6.63	$ 1.33	$ 2.13	$ 6.14
Limited Partners' Cash Distributions Per Unit	$ 7.12	$ 10.66	$ 4.37	$ 8.63	$ 9.00

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidation

During the first quarter of 2000, the Managing General Partner mailed proxy material to the limited partners proposing to sell all the Partnership's nonoperating interests in oil and gas properties and dissolve and liquidate the Partnership. The special meeting of limited partners was held on May 4, 2000. The limited partners of the Partnership approved the proposal to liquidate the Partnership. The Managing General Partner anticipates liquidation of the Partnership will be completed by year-end 2002.

Liquidity and Capital Resources

Oil and gas reserves are depleting assets and therefore often experience significant production declines each year from the date of acquisition through the end of the life of the property. The primary source of liquidity to the Partnership comes almost entirely from the income generated from the sale of oil and gas produced from ownership interests in oil and gas properties. This source of liquidity and the related results of operations, and in turn cash distributions, will decline in future periods as the oil and gas produced from these properties also declines while production and general and administrative costs remain relatively stable making it unlikely that the Partnership will hold the properties until they are fully depleted, but will likely liquidate when a substantial majority of the reserves have been produced. Cash distributions to partners are determined quarterly, based upon the net profits interest payment received from the companion operating partnership, less general and administrative expenses. The net profits interest payment is determined based upon net proceeds from sale of oil and gas production after payment of lease operating expense, taxes and development costs. In addition, future partnership cash requirements are taken into account to determine necessary cash reserves.

Net cash provided by operating activities totaled $322,239, $269,147 and $124,417 in 2001, 2000 and 1999, respectively. Cash provided by proceeds from the sales of nonoperating interests in properties totaled $77,106 in 2000. Capital expenditures in 2001, 2000 and 1999 totaled $(5,316), $13,089 and $8,699, respectively. Cash distributions to partners totaled $356,076, $522,377 and $210,183 in 2001, 2000 and 1999, respectively. In 2000, cash distributions included a special property sale proceeds distribution from the sale of nonoperating interests in properties.

The Partnership has expended all of the partners' net commitments available for property acquisitions and development by acquiring producing oil and gas properties. The partnership invests primarily in proved producing properties with nominal levels of future costs of development for proven but undeveloped reserves. Significant purchases of additional reserves or extensive drilling activity are not anticipated. Under the NP/OR Agreement, the Managing General Partner acquires interests in oil and gas properties from outside parties and sells these interests to an affiliated operating partnership, who in turn creates and sells to the Partnership nonoperating interests in these same oil and gas properties.

After sale of all its nonoperating interests in oil and gas properties and settlement of its liabilities, the Partnership's assets will consist solely of cash, which it will distribute to its partners in complete liquidation. The Partnership will not realize gain or loss upon such distribution of cash to its partners in liquidation.

Results of Operations

As a result of the limited partners' approval of the liquidation of the Partnership, the Partnership has changed its basis of accounting, effective May 1, 2000, from the historical cost basis to the liquidation basis. During the process of liquidating the Partnership, the Partnership continued its operations, which primarily consisted of the production and sale of oil and gas from producing properties. Under the liquidation basis of accounting, the Partnership's financial results from these operations are included in the Statement of Changes in Net Assets in Process of Liquidation for the year ended December 31, 2001 and for the period from May 1, 2000, to December 31, 2000. The Partnership's results from its oil and gas operations presented herein are on a combined basis for the 2000 periods prior to and subsequent to the adoption of the liquidation basis of accounting.

Income from nonoperating interests decreased 26 percent in 2001 vs. 2000. Oil and gas sales decreased $110,951 or 20 percent in 2001 when compared to 2000. Decreased oil and gas production and lower oil prices received by the Partnership had an impact on Partnership performance. Current year production volumes declined 19 percent as oil and gas production decreased 47 percent and 16 percent, respectively, when compared to 2000. This decrease in production was primarily due to the Partnership's property sales during 2000, as a result of the liquidation process. Gas prices increased 2 percent or $0.09/MCF to an average of $4.20/MCF and oil prices decreased 22 percent or $6.55/BBL to an average of $23.59/BBL for 2001.

Corresponding production costs per equivalent MCF increased 23 percent in 2001 compared to 2000 and total production costs decreased 1 percent.

Associated amortization expense is not calculated pursuant to the liquidation basis of accounting and thus is not comparable to prior periods.

Income from nonoperating interests increased $197,752 or 86 percent in 2000 over 1999. Oil and gas sales increased $201,207 or 55 percent in 2000 vs. 1999. Strong oil and gas prices had a significant impact on Partnership performance. Oil prices increased 66 percent or $11.99/BBL to an average of $30.14/BBL and gas prices increased 81 percent or $1.84/MCF to an average of $4.11/MCF for 2000. In 2000, production volumes decreased 11 percent as oil production remained flat and gas production declined 12 percent when compared to 1999. Gas production declines were primarily attributable to the Partnership's property sales during 2000.

Corresponding production costs per equivalent MCF increased 14 percent in 2000 compared to 1999, and total production costs increased 3 percent in 2000.

Associated amortization expense is not calculated pursuant to the liquidation basis of accounting and thus is not comparable to prior periods.

During 2002, Partnership revenues and costs will be shared between the limited partners and general partners in an 85:15 ratio, based on Partnership payout having occurred in July, 1998.

Item 8. Financial Statements and Supplementary Data

See Part IV, Item 14(a) for index to financial statements.

Item 9. Disagreements on Accounting and Financial Disclosure

None.

SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.

PART III

Item 10. Directors and Executive Officers of the Registrant

As a limited partnership, the Registrant has no directors or executive officers. The business and affairs of the Registrant are managed by Swift as Managing General Partner. Set forth below is certain information as of March 18, 2002 regarding the directors and executive officers of Swift.

Name	Age	Position(s) with Swift and Other Companies
		DIRECTORS
A. Earl Swift	68	Chairman of the Board
Virgil N. Swift	73	Vice Chairman of the Board
Terry E. Swift	46	President, CEO and Director of Swift
G. Robert Evans	70	Director of Swift; Director, Material Sciences Corporation and Consolidated Freightways Corporation
Henry C. Montgomery	66	Director of Swift; Chairman of the Board, Montgomery Financial Services Corporation; Director, Consolidated Freightways Corporation and Catalyst Semiconductor, Inc.
Clyde W. Smith, Jr.	53	Director of Swift; President, Ascentron, Inc.
Harold J. Withrow	74	Director of Swift
		EXECUTIVE OFFICERS
Joe A. D'Amico	53	Executive Vice President, Chief Operating Officer
Bruce H. Vincent	54	Executive Vice President - Corporate Development, Secretary
Alton D. Heckaman, Jr.	44	Senior Vice President - Finance, Chief Financial Officer
James M. Kitterman	57	Senior Vice President - Operations
Victor R. Moran	46	Senior Vice President - Energy Marketing and Business Development
David W. Wesson	43	Controller

From time to time, Swift as Managing General Partner of the Partnership purchases Units in the Partnership from investors who offer the Units pursuant to their right of presentment, which purchases are made pursuant to terms set out in the Partnership's original Limited Partnership Agreement. Due to the frequency and large number of these transactions, Swift reports these transactions under Section 16 of the Securities Exchange Act of 1934 on an annual rather than a monthly basis. In some cases such annual reporting may constitute a late filing of the required Section 16 reports under the applicable Section 16 rules.

Item 11. Executive Compensation

As noted in Item 10, "Directors and Executive Officers of the Registrant," above, the Partnership has no executive officers. The executive officers of Swift and VJM are not compensated by the Partnership.

Certain fees and allowances contemplated by the Limited Partnership Agreement have been paid by the Partnership to Swift and VJM. See Note (4) in Notes To Financial Statements (Related-Party Transactions) for further discussion.

Item 12. Security Ownership of Certain Beneficial Owners and Management

No single limited partner is known to the Partnership to be the beneficial owner of more than five percent of the Partnership's Units.

Swift and VJM are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of the Partnership.

Item 13. Certain Relationships and Related Transactions

As noted in Item 10, "Directors and Executive Officers of the Registrant," above, the Partnership has no executive officers or directors, and thus has not engaged in any transactions in which any such person had an interest. The Partnership is permitted to engage in certain transactions with Swift as Managing General Partner and VJM as Special General Partner, subject to extensive guidelines and restrictions as described in the "Conflicts of Interest" section of the Amended Prospectus contained in the Registration Statement, which is incorporated herein by reference.

Summarized below are the principal transactions that have occurred between the Partnership, on one hand, and Swift, VJM and their affiliates, on the other.

Certain Transactions with General Partners

1. As described in Item 1, "Business," above, during 1990 the Partnership entered into an NP/OR Agreement with the Operating Partnership, which is also managed by Swift and VJM. Pursuant to such NP/OR Agreement, the Operating Partnership acquired the oil and gas properties described under Item 2 above and conveyed nonoperating interests therein to the Partnership.

2. Swift acts as operator for many of the wells in which the Partnership has nonoperating interests and has received compensation for such activities in accordance with standard industry operating agreements.

3. The Partnership paid to Swift and VJM certain fees as contemplated by the Limited Partnership Agreement. See Note (4) in Notes To Financial Statements (Related-Party Transactions) for further discussion.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

a(1) FINANCIAL STATEMENTS

FINANCIAL STATEMENTS	PAGE NO.
Report of Independent public Accountants	IV-3
Statements of Net Assets in Process of Liquidation as of December 31, 2001 and 2000	IV-4
Statements of Changes in Net Assets in Process of Liquidation for the year ended December 31, 2001 and for the period from May 1, 2000 to December 31, 2000	IV-5
Statements of Operations for the period from January 1, 2000 to April 30, 2000 and for the year ended December 31, 1999	IV-6
Statements of Partners' Capital for the period from January 1, 2000 to April 30, 2000 and for the year ended December 31, 1999	IV-7
Statements of Cash Flows for the period from January 1, 2000 to April 30, 2000 and for the year ended December 31, 1999	IV-8
Notes to Financial Statements	IV-9

a(2) FINANCIAL STATEMENT SCHEDULES

All schedules required by the SEC are either inapplicable or the required information is included in the Financial Statements, the Notes thereto, or in other information included elsewhere in this report.

a(3) EXHIBITS

3.1 Limited Partnership Agreement of Swift Energy Managed Pension Assets Partnership 1990-A, Ltd., dated April 16, 1990. (Form 10-K for year ended December 31, 1990, Exhibit 3.1).

3.2 Certificate of Limited Partnership of Swift Energy Managed Pension Assets Partnership 1990-A, Ltd., as filed April 17, 1990, with the Texas Secretary of State. (Form 10-K for year ended December 31, 1990, Exhibit 3.2).

10.1 Net Profits and Overriding Royalty Interest Agreement between Swift Energy Managed Pension Assets Partnership 1990-A Ltd. and Swift Energy Income Partners 1990-A Ltd. dated April 15, 1990. (Form 10-K for year ended December 31, 1990, Exhibit 10.1).

99.1 A copy of the following section of the Amended Prospectus dated November 13, 1987, contained in Post-Effective Amendment No. 1 to Registration Statement No. 33-15998 on Form S-1 for Swift Energy Managed Pension Assets Fund I, as filed on November 3, 1988, which have been incorporated herein by reference: "Proposed Activities" (pp 38 - 48) and "Conflicts of Interests" (pp. 70 - 79). (Form 10-K for year ended December 31, 1990, Exhibit 28.1).

b(1) REPORTS ON FORM 8-K

No reports on Form 8-K have been filed during the quarter ended December 31, 2001.

Supplemental Information to be Furnished with Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act.

No annual report to security holders covering the Partnership's 2001 fiscal year has been sent to Limited Partners of the Partnership.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Swift Energy Managed Pension Assets Partnership 1990-A, Ltd.:

We have audited the accompanying statements of net assets in process of liquidation of Swift Energy Managed Pension Assets Partnership 1990-A, Ltd., (a Texas limited partnership) as of December 31, 2001 and 2000, and the related statements of changes in net assets in process of liquidation for the year ended December 31, 2001 and for the period from May 1, 2000 to December 31, 2000. In addition, we have audited the statements of operations, partners' capital and cash flows for the period from January 1, 2000 to April 30, 2000, and for the year ended December 31, 1999. These financial statements are the responsibility of the Managing General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the limited partners of Swift Energy Managed Pension Assets Partnership 1990-A, Ltd., approved a plan of liquidation on May 4, 2000, and the Partnership commenced liquidation shortly thereafter. As a result, the Partnership has changed its basis of accounting for periods subsequent to May 1, 2000, from the going-concern basis to the liquidation basis. Accordingly, the carrying value of the remaining assets as of December 31, 2001 and 2000, are presented at estimated realizable values and all liabilities are presented at estimated settlement amounts.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in process of liquidation of Swift Energy Managed Pension Assets Partnership 1990-A, Ltd., as of December 31, 2001 and 2000, and the changes in its net assets in process of liquidation for the year ended December 31, 2001 and for the period from May 1, 2000 to December 31, 2000, and the results of its operations and its cash flows for the period from January 1, 2000 to April 30, 2000, and for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States applied on the bases described in the preceding paragraph.

As discussed in Note 1 to the financial statements, it is not presently determinable whether the amounts realizable from the disposition of the remaining assets or the amounts that creditors agree to accept in settlement of the obligations due them will differ materially from the amounts shown in the accompanying financial statements. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
February 18, 2002

SWIFT ENERGY MANAGED PENSION
ASSETS PARTNERSHIP 1990-A, LTD.
STATEMENTS OF NET ASSETS IN PROCESS OF LIQUIDATION
DECEMBER 31, 2001 AND 2000

	December 31, 2001	December 31, 2000
ASSETS:		
Cash and cash equivalents	$ 73,012	$ 101,533
Nonoperating interests income receivable	93,469	177,271
Nonoperating receivable due to property disposition	1,360,535	--
Other	15,152	12,998
Nonoperating interests in oil and gas properties	114,855	1,617,694
Total Assets	1,657,023	1,909,496
LIABILITIES:		
Accounts payable	10,243	7,246
Total Liabilities	10,243	7,246
Net Assets in Process of Liquidation	$ 1,646,780	$ 1,902,250

See accompanying notes to financial statements.

SWIFT ENERGY MANAGED PENSION
ASSETS PARTNERSHIP 1990-A, LTD.

STATEMENTS OF CHANGES IN NET ASSETS IN PROCESS OF LIQUIDATION
FOR THE YEAR ENDED DECEMBER 31, 2001
AND FOR THE PERIOD FROM MAY 1, 2000 TO DECEMBER 31, 2000

	Year Ended December 31, 2001	May 1, 2000 to December 31, 2000
LIQUIDATION TRANSACTIONS:		
Increase (decrease) in net assets resulting from -		
Sales of oil and gas properties	$ (1,360,535)	$ (77,106)
Revision to estimated sales value of oil and gas properties	(142,304)	141,247
Net changes in other assets and liabilities	1,009,775	(335,134)
	(493,064)	(270,993)
OPERATIONS:		
Income from nonoperating interests	318,902	323,999
General and administrative costs	(86,217)	(55,595)
	232,685	268,404
FINANCING:		
Interest income	4,909	12,485
Interest expense	--	--
	4,909	12,485
Change in Net Assets	(255,470)	9,896
Net Assets in Process of Liquidation at Beginning of Period	1,902,250	1,892,354
Net Assets in Process of Liquidation at End of Period	$ 1,646,780	$ 1,902,250

See accompanying notes to financial statements.

SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.

STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH APRIL 30, 2000

AND FOR THE YEAR ENDED DECEMBER 31, 1999

	Four Months Ended April 30, 2000	Year Ended December 31, 1999
REVENUES:		
Income from nonoperating interests	$ 104,426	$ 230,674
Interest income	5,558	17,234
	109,984	247,908
COSTS AND EXPENSES:		
Amortization	26,263	94,670
General and administrative	30,737	92,004
	57,000	186,674
Income (Loss) Before Adoption Of Liquidation Basis Of Accounting	$ 52,984	$ 61,234
Effect Of Adoption Of Liquidation Basis Of Accounting	960,345	--
Income (Loss)	$ 1,013,329	$ 61,234

See accompanying notes to financial statements.

SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.

STATEMENTS OF PARTNERS' CAPITAL

FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH APRIL 30, 2000

AND FOR THE YEAR ENDED DECEMBER 31, 1999

	Limited Partners	General Partners	Combining Adjustment	Total
Balance, December 31, 1998	$ 1,089,478	$ 28,054	$ 30,630	$ 1,148,162
Income (loss)	57,329	12,107	(8,202)	61,234
Cash distributions	(188,300)	(21,883)	--	(210,183)
Balance, December 31, 1999	958,507	18,278	22,428	999,213
Income (loss)	862,938	152,735	(2,344)	1,013,329
Cash distributions	(107,600)	(12,588)	--	(120,188)
Balance, April 30, 2000	$ 1,713,845	$ 158,425	$ 20,084	$ 1,892,354

Limited Partners' income (loss) per unit	
1999 Income (loss)	$ 1.33
2000 Income (loss) before adoption of liquidation basis of accounting	$ 1.08
Effect of adoption of liquidation basis of accounting	18.96
Income (loss)	$ 20.04

See accompanying notes to financial statements.

SWIFT ENERGY MANAGED PENSION
ASSETS PARTNERSHIP 1990-A, LTD.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH APRIL 30, 2000
AND FOR THE YEAR ENDED DECEMBER 31, 1999

	Four Months Ended April 30, 2000	Year Ended December 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:		
Income (loss)	$ 1,013,329	$ 61,234
Adjustments to reconcile income (loss) to net cash provided by (used in) operations:		
Effect of adoption of liquidation basis of accounting	(960,345)	--
Amortization	26,263	94,670
Change in assets and liabilities:		
(Increase) decrease in nonoperating interests income receivable	(11,674)	(33,421)
(Increase) decrease in other current assets	(676)	(785)
Increase (decrease) in accounts payable	(4,908)	2,719
Net cash provided by (used in) operating activities	61,989	124,417
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to nonoperating interests in oil and gas properties	(3,038)	(8,699)
Proceeds from sales of nonoperating interests in oil and gas properties	--	16
Net cash provided by (used in) investing activities	(3,038)	(8,683)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash distributions to partners	(120,188)	(210,183)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(61,237)	(94,449)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	290,746	385,195
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 229,509	$ 290,746

See accompanying notes to financial statements.

SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.
NOTES TO FINANCIAL STATEMENTS

(1) Organization and Terms of Partnership Agreement -

Swift Energy Managed Pension Assets Partnership 1990-A, Ltd., a Texas limited partnership ("the Partnership"), was formed on April 17, 1990, for the purpose of purchasing net profits interests, overriding royalty interests and royalty interests (collectively, "nonoperating interests") in producing oil and gas properties within the continental United States. Swift Energy Company ("Swift"), a Texas corporation, and VJM Corporation ("VJM"), a California corporation, serve as Managing General Partner and Special General Partner of the Partnership, respectively. The general partners are required to contribute up to 1/99th of limited partner net contributions. The 463 limited partners made total capital contributions of $4,305,695.

Nonoperating interests acquisition costs and the management fee are borne 99 percent by the limited partners and one percent by the general partners. Organization and syndication costs were borne solely by the limited partners.

Initially, all continuing costs (including general and administrative reimbursements and direct expenses) and revenues are allocated 90 percent to the limited partners and ten percent to the general partners. If prior to partnership payout, as defined, however, the cash distribution rate (as defined in the Partnership Agreement) for a certain period equals or exceeds 17.5 percent, then for the following calendar year, these continuing costs and revenues will be allocated 85 percent to the limited partners and 15 percent to the general partners. After partnership payout, continuing costs and revenues will be shared 85 percent by the limited partners, and 15 percent by the general partners, even if the cash distribution rate is less than 17.5 percent. During 1993, 1992 and 1991, the cash distribution rate exceeded 17.5 percent and thus, in 1994, 1993 and 1992, the continuing costs and revenues were shared 85 percent by the limited partners and 15 percent by the general partners. During 1997, 1996, 1995 and 1994, the cash distribution rate fell below 17.5 percent and thus, in 1997, 1996 and 1995, the continuing costs and revenues were shared 90 percent by the limited partners and 10 percent by the general partners. Payout occurred in July 1998; therefore, for 1998 and each year remaining in the life of the partnership, the continuing costs and revenues will be shared 85 percent by the limited partners and 15 percent by the general partners.

The limited partners of the Partnership approved the dissolution of the Partnership on May 4, 2000. As a result, the Partnership has changed its basis of accounting, effective May 1, 2000, from historical cost basis to the liquidation basis. Under the liquidation basis of accounting, the Partnership's assets are reported at estimated net realizable value, and the Partnership's liabilities are presented at estimated settlement amounts. The net effect of the revaluation of the Partnership's assets and liabilities due to the adoption of the liquidation basis of accounting was an upward adjustment of $960,345.

Oil and gas properties at December 31, 2001 and 2000 reflect the Managing General Partner's estimate of realizable value, in the absence of third party appraisals or evaluations, based on future net revenues of the properties, discounted at a risk adjusted rate, as of December 31, 2001 and 2000. This estimate of the realizable value of oil and gas properties is based on its assessment of the impact of selling existing assets based on current market conditions and estimated disposal costs. Estimates of proved reserves were made using oil and gas sales prices held constant throughout the life of the properties. The net proceeds from the sales of oil and gas properties may vary substantially due to changes in oil and gas prices, subsequent production and other factors which may be applied by buyers. Therefore, it is not presently determinable if the amounts realized from the disposition of the remaining assets or the liability settlement amounts will differ materially from the amounts shown in the accompanying financial statements.

For all other assets and liabilities presented on the liquidation basis of accounting, the Managing General Partner believes that historical cost approximates fair market value due to the short-term nature of such assets and liabilities.

The accompanying statements of operations, partners' capital and cash flows were prepared using the historical cost basis of accounting.

(2) Significant Accounting Policies -

Use of Estimates --

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Oil and Gas Revenues --

Oil and gas revenues are reported using the entitlement method in which the Partnership recognizes its interest in oil and natural gas production as revenue.

Nonoperating Interests in Oil and Gas Properties --

The Partnership accounts for its ownership interest in oil and gas properties using the proportionate consolidation method, whereby the Partnership's share of assets, liabilities, revenues and expenses is included in the appropriate classification in the financial statements.

For financial reporting purposes, the Partnership follows the "full-cost" method of accounting for nonoperating interests in oil and gas properties. Under this method of accounting, all costs incurred in the acquisition of nonoperating interests in oil and gas properties are capitalized. The unamortized cost of nonoperating interests in oil and gas properties is limited to the "ceiling limitation", (calculated separately for the Partnership, limited partners, and general partners). The "ceiling limitation" is calculated on a quarterly basis and represents the estimated future net revenues from nonoperating interests in proved properties using current prices, discounted at ten percent. Proceeds from the sale or disposition of nonoperating interests in oil and gas properties are treated as a reduction of the cost of the nonoperating interests with no gains or losses recognized except in significant transactions.

The Partnership computes the provision for amortization of nonoperating interests in oil and gas properties on the units-of-production method. Under this method, the provision is calculated by multiplying the total unamortized cost of nonoperating interests in oil and gas properties by an overall rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves attributable to the Partnership's nonoperating interests at the beginning of the period.

The calculation of the "ceiling limitation" and the provision for amortization is based on estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production, timing and plan of development. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

Cash and Cash Equivalents --

Highly liquid debt instruments with an initial maturity of three months or less are considered to be cash equivalents.

Reclassifications --

Certain reclassifications have been made to the prior year balances to conform with the current year presentation.

(3) Acquisition of Nonoperating Interests in Oil and Gas Property Costs -

Effective April 17, 1990, the Partnership entered into a Net Profits and Overriding Royalty Interests Agreement ("NP/OR Agreement") with Swift Energy Income Partners 1990-A, Ltd. ("Operating Partnership"), managed by Swift, for the purpose of acquiring interests in producing oil and gas properties. Under the terms of the NP/OR Agreement, the Partnership has been conveyed a nonoperating interest in the aggregate net profits (i.e., oil and gas sales net of related operating costs) of the properties acquired equal to its proportionate share of the property acquisition costs, as defined. Property acquisition costs are amounts actually paid by the Operating Partnership for the properties plus costs incurred by the Operating Partnership in acquiring the properties and costs related to screening and evaluation of properties not acquired. In 2000 and 1999, the Partnership acquired nonoperating interests in producing oil and gas properties for $13,089 and $8,699, respectively.

(4) Related-Party Transactions -

An affiliate of the Special General Partner, as Dealer Manager, received $107,392 for managing and overseeing the offering of limited partnership units.

A one-time management fee of $107,642 was paid to Swift in 1990 for services performed for the Partnership. During 2001, 2000 and 1999, the Partnership paid Swift $64,585 per year as a general and administrative overhead allowance.

(5) Federal Income Taxes -

The Partnership is not a tax-paying entity. No provision is made in the accounts of the Partnership for federal or state income taxes, since such taxes are liabilities of the individual partners, and the amounts thereof depend upon their respective tax situations.

The tax returns and the amount of distributable Partnership income are subject to examination by the federal and state taxing authorities. If the Partnership's royalty income for federal income tax purposes is ultimately changed by the taxing authorities, the tax liability of the limited partners could be changed accordingly. Royalty income reported on the Partnership's federal return of income for the years ended December 31, 2001, 2000 and 1999 was $721,854, $405,905 and $138,852, respectively. The difference between royalty income for federal income tax purposes reported by the Partnership and income or loss from nonoperating interests reported herein primarily results from the exclusion of amortization (as described below) from ordinary income reported in the Partnership's federal return of income.

For federal income tax purposes, amortization with respect to nonoperating interests in oil and gas properties is computed separately by the partners and not by the Partnership. Since the amount of amortization on nonoperating interests in oil and gas is not computed at the Partnership level, amortization is not included in the Partnership's income for federal income tax purposes but is charged directly to the partners' capital accounts to the extent of the cost of the nonoperating interests in oil and gas properties, and thus is treated as a separate item on the partners' Schedule K-1. Amortization for federal income tax purposes may vary from that computed for financial reporting purposes in cases where a ceiling adjustment is recorded, as such amount is not recognized for tax purposes.

(6) Vulnerability Due to Certain Concentrations -

The Partnership's revenues are primarily the result of sales of its oil and natural gas production. Market prices of oil and natural gas may fluctuate and adversely affect operating results.

In the normal course of business, the Partnership extends credit, primarily in the form of monthly oil and gas sales receivables, to various companies in the oil and gas industry which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in economic or other conditions and may accordingly impact the Partnership's overall credit risk. However, the Managing General Partner believes that the risk is mitigated by the size, reputation, and nature of the companies to which the Partnership extends credit. In addition, the Partnership generally does not require collateral or other security to support customer receivables.

(7) Fair Value of Financial Instruments -

The Partnership's financial instruments consist of cash and cash equivalents and short-term receivables and payables. The carrying amounts approximate fair value due to the highly liquid nature of the short-term instruments.

SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SWIFT ENERGY MANAGED PENSION
ASSETS PARTNERSHIP 1990-A, LTD.
(Registrant)

By: SWIFT ENERGY COMPANY
General Partner

Date: March 18, 2002 By: --
Terry E. Swift
Chief Executive Officer

Date: March 18, 2002 By: --
Alton D. Heckaman, Jr.
Principal Financial Officer

Date: March 18, 2002 By: --
David W. Wesson
Principal Accounting Officer

SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SWIFT ENERGY MANAGED PENSION ASSETS PARTNERSHIP 1990-A, LTD.
(Registrant)

By: SWIFT ENERGY COMPANY
General Partner

Date: March 18, 2002 By: ______________________
A. Earl Swift
Chairman of the Board

Date: March 18, 2002 By: ______________________
Terry E. Swift
Director, CEO and President

Date: March 18, 2002 By: ______________________
Virgil N. Swift
Director

Date: March 18, 2002 By: ______________________
G. Robert Evans
Director

Date: March 18, 2002 By: ______________________
Henry C. Montgomery
Director

Date: March 18, 2002 By: ______________________
Clyde W. Smith, Jr.
Director

Date: March 18, 2002 By: ______________________
Harold J. Withrow
Director